UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION

12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE

REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-13769

Chittenden Corporation

(Exact name of registrant as specified in its charter)

Two Burlington Square

Burlington, Vermont 05401

(802) 658-4000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $1.00 per share

8.00% Trust Originated Preferred Securities issued by

Chittenden Capital Trust I, Guaranteed by Chittenden Corporation

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒

Rule 12g-4(a)(1)(ii)		Rule 12h-3(b)(1)(ii)

Rule 12g-4(a)(2)(i)		Rule 12h-3(b)(2)(i)

Rule 12g-4(a)(2)(ii)		Rule 12h-3(b)(2)(ii)

Rule 15d-6

Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, People’s United Financial, Inc. (as successor by merger to Chittenden Corporation) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

PEOPLE’S UNITED FINANCIAL, INC. (as successor by merger to Chittenden Corporation)

Date: January 2, 2008	By:	/s/ Susan D. Stanley
Name: Susan D. Stanley Title: First Vice President and Secretary